Filed Pursuant Rule to 424(b)(3)
Registration No. 333-267568
PROSPECTUS SUPPLEMENT
(to Prospectus dated January 26, 2023)

Iris Energy Limited

Up to 25,000,000 Ordinary Shares

This prospectus supplement supplements the prospectus dated January 26, 2023 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-267568). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our report on Form 6-K, filed with the Securities and Exchange Commission on February 15, 2023 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

This prospectus supplement relates to the potential offer and sale from time to time by the securityholder named in the Prospectus (the “Holder”) of up to 25,000,000 of our ordinary shares, with no par value (the “Ordinary shares”), that have been or may be issued by us to the Holder pursuant to an ordinary shares purchase agreement, dated as of September 23, 2022, by and between us and the Holder establishing a committed equity facility. We are not selling any securities under the Prospectus and will not receive any of the proceeds from the sale of our Ordinary shares by the Holder.

Our Ordinary shares are listed on the Nasdaq Global Select Market under the symbol “IREN”. On February 14, 2023, the last reported sale price of our Ordinary shares was $2.56 per Ordinary share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are both an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 16 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus, including this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 15, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Operations

On February 15, 2023, Iris Energy Limited (the “Company”) released information regarding its financial results for the three and six months ended December 31, 2022. Copies of the Company’s press release, management presentation, unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations are furnished hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than the information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K and the information contained in the management presentation furnished as Exhibit 99.2 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949 and 333-269201) of Iris Energy Limited and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

The information contained in the press release furnished as Exhibit 99.1 and the management presentation furnished as Exhibit 99.2 to this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	[Exhibit not incorporated by reference]
99.2	[Exhibit not incorporated by reference]
99.3	Unaudited Interim Consolidated Financial Statements for the Three and Six Months ended December 31, 2022
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months ended December 31, 2022
101	[Exhibit not incorporated by reference]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: February 15, 2023	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director

Exhibit 99.3

Iris Energy Limited

Unaudited Interim Consolidated Financial Statements
31 December 2022

Iris Energy Limited
Contents
31 December 2022

Unaudited interim consolidated statements of profit or loss and other comprehensive income	2
Unaudited interim consolidated statements of financial position	3
Unaudited interim consolidated statements of changes in equity	4
Unaudited interim consolidated statements of cash flows	5
Notes to the unaudited interim consolidated financial statements	6

1

Iris Energy Limited
Unaudited interim consolidated statements of profit or loss and other comprehensive income
For the period ended 31 December 2022

	Note	Three months ended 31 Dec 2022	Three months ended 31 Dec 2021	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
		$'000	$'000	$'000	$'000

Revenue
Bitcoin mining revenue		13,755	20,147	29,967	30,579
Gain/(loss) on sale of assets		(5,137)	-	(5,137)	-

Expenses
Depreciation		(11,544)	(1,261)	(18,996)	(1,976)
Electricity charges		(7,362)	(2,635)	(13,937)	(4,231)
Employee benefits expense		(4,064)	(1,310)	(8,662)	(2,482)
Share-based payments expense	18	(3,152)	(4,927)	(6,770)	(6,777)
Impairment of assets	11	(89,963)	-	(89,963)	(352)
Loss allowance for other receivables	7	(15,209)	-	(15,209)	-
Professional fees		(1,747)	(2,541)	(3,040)	(3,573)
Other operating expenses	3	(3,624)	(1,913)	(7,240)	(2,967)

Operating profit/(loss)		(128,047)	5,560	(138,987)	8,221

Finance expense	4	(10,350)	70,700	(13,915)	(420,674)
Interest income		257	-	214	-
Foreign exchange gain/(loss)		(6,225)	(2,786)	(7,176)	(88)

Profit/(loss) before income tax (expense)/benefit		(144,365)	73,474	(159,864)	(412,541)

Income tax benefit/(expense)	5	411	(3,151)	(2,030)	(6,226)

Profit/(loss) after income tax (expense)/benefit for the period		(143,954)	70,323	(161,894)	(418,767)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		14,112	(9,926)	(12,115)	(7,231)

Other comprehensive income/(loss) for the period, net of tax		14,112	(9,926)	(12,115)	(7,231)

Total comprehensive income/(loss) for the period		(129,842)	60,397	(174,009)	(425,998)

		Cents	Cents	Cents	Cents

Basic earnings per share	15	(271.46)	190.15	(305.29)	(1,441.52)
Diluted earnings per share	15	(271.46)	(68.26)	(305.29)	(1,441.52)

The above unaudited interim consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

2

Iris Energy Limited
Unaudited interim consolidated statements of financial position
As at 31 December 2022

	Note	31 Dec 2022	30 June 2022
		$'000	$'000

Assets

Current assets
Cash and cash equivalents	6	40,661	109,970
Other receivables	7	2,574	23,654
Prepayments and other assets		31,410	26,630
Total current assets		74,645	160,254

Non-current assets
Property, plant and equipment	9	273,255	247,562
Right-of-use assets	10	1,345	1,253
Goodwill	11	-	634
Deferred tax assets		2,150	2,235
Mining hardware prepayments	8	58,978	158,184
Other assets		1,582	338
Total non-current assets		337,310	410,206

Total assets		411,955	570,460

Liabilities

Current liabilities
Trade and other payables		17,649	18,813
Borrowings	12	110,718	60,484
Income tax		2,846	1,204
Employee benefits		4,393	2,136
Provisions	13	4,628	2,469
Total current liabilities		140,234	85,106

Non-current liabilities
Borrowings	12	1,261	47,803
Deferred tax liabilities		337	189
Total non-current liabilities		1,598	47,992

Total liabilities		141,832	133,098

Equity
Issued capital		926,581	926,581
Reserves		(12,159)	(6,814)
Accumulated losses		(644,299)	(482,405)

Total equity		270,123	437,362

Total liabilities and equity		411,955	570,460

The above unaudited interim consolidated statements of financial position should be read in conjunction with the accompanying notes

3

Iris Energy Limited
Unaudited interim consolidated statements of changes in equity
For the period ended 31 December 2022

	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000

Balance at 1 July 2021	10,338	2,843	(62,635)	(49,454)

Loss after income tax expense for the period	-	-	(418,767)	(418,767)
Other comprehensive loss for the period, net of tax	-	(7,231)	-	(7,231)

Total comprehensive loss for the period	-	(7,231)	(418,767)	(425,998)

Transactions with owners in their capacity as owners:
Share-based payments (note 18)	-	6,777	-	6,777
Issue of ordinary shares	220,683	-	-	220,683
Conversion of hybrid financial instruments	695,383	-	-	695,383
Share-based payments, prepaid in advance	177	-	-	177

Balance at 31 December 2021	926,581	2,389	(481,402)	447,568

	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000

Balance at 1 July 2022	926,581	(6,814)	(482,405)	437,362

Loss after income tax (expense)/benefit for the period	-	-	(161,894)	(161,894)
Other comprehensive loss for the period, net of tax	-	(12,115)	-	(12,115)

Total comprehensive loss for the period	-	(12,115)	(161,894)	(174,009)

Transactions with owners in their capacity as owners:
Share-based payments (note 18)	-	6,770	-	6,770

Balance at 31 December 2022	926,581	(12,159)	(644,299)	270,123

The above unaudited interim consolidated statements of changes in equity should be read in conjunction with the accompanying notes

4

Iris Energy Limited
Unaudited interim consolidated statements of cash flows
For the period ended 31 December 2022

	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000

Cash Flows from Operating Activities
Receipts from Bitcoin mining activities	29,945	30,579
Payments to suppliers (inclusive of GST)	(32,318)	(17,814)

	(2,373)	12,765
Interest received	254	-
Interest paid	(4,144)	(1,388)

Net cash from/(used in) operating activities	(6,263)	11,377

Cash Flows from Investing Activities
Payments for property, plant and equipment	(54,653)	(18,731)
Payments for mining hardware	(10,003)	(95,795)
Repayment of loan issued by the Group	2,244	-
Prepayments and deposits	(4,919)	-
Proceeds from sale of assets	16,616	-

Net cash used in investing activities	(50,715)	(114,526)

Cash Flows from Financing Activities
Proceeds from hybrid financial instruments	-	107,845
Capital raising costs	(214)	(1,963)
Repayment of borrowings	(9,432)	(1,048)
Proceeds (net of underwriting fees) from Initial Public Offering	-	215,331
Payment of borrowing transaction costs	(200)	-
Repayment of lease liabilities	(108)	(3)

Net cash from/(used in) financing activities	(9,954)	320,162

Net increase/(decrease) in cash and cash equivalents	(66,932)	217,013
Cash and cash equivalents at the beginning of the period	109,970	38,990
Effects of exchange rate changes on cash and cash equivalents	(2,377)	(1,022)

Cash and cash equivalents at the end of the period	40,661	254,981

The above unaudited interim consolidated statements of cash flows should be read in conjunction with the accompanying notes

5

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 1. General information

These unaudited interim consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited ('Company' or 'Parent Entity') and the entities it controlled at the end of, or during, the period (collectively the 'Group').

Iris Energy Limited was previously known as Iris Energy Pty Ltd until 7 October 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:
Registered office	Principal place of business

c/o Pitcher Partners	Level 12, 44 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia

The Group completed an initial public offering ('IPO') on 17 November 2021. The IPO was led by lead book-runners J.P. Morgan, Canaccord Genuity and Citigroup, and raised total gross proceeds of $231,538,468.

The Group is an owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by renewable energy.

The unaudited interim consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 15 February 2023. The Directors have the power to amend and reissue the unaudited interim consolidated financial statements.

Reverse share split
On 4 November 2021, the Company effected a 1-for-5 reverse share split of its ordinary shares. Unless otherwise indicated, the per ordinary share information has been retroactively adjusted to reflect the 1-for-5 reverse share split.

Note 2. Significant accounting policies

These unaudited interim consolidated financial statements for the periods ended 31 December 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 30 June 2022 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ('IFRS'). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements for the year ended 30 June 2022.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended IFRS and Interpretations as issued by the International Accounting Standards Board ('IASB') that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group's unaudited interim consolidated financial statements.

6

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cashflows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in Bitcoin’s value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A continued decline in the market price of Bitcoin, an increase in the difficulty of Bitcoin mining, changes in the regulatory environment and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of possible changes in the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued reliability, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

The Group can wind down its operations (including not acquiring any additional mining hardware and/or incurring the associated infrastructure growth capital expenditure) in the event of unfavourable pricing in Bitcoin. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key considerations in developing these assumptions include:
●	A base case scenario assuming current Bitcoin prices and global hashrate for the next 12 months, which has been considered at various bitcoin and hashrate scenarios;
●	The completion of key construction projects including energization of 20MW at Childress, Texas and receipt of associated construction and energization deposit refunds prior to 30 June 2023;
●
The Group does not currently have any corporate level debt outstanding. On 4 November 2022, IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. (‘Non-Recourse SPVs’) received notices of defaults from the lenders under their respective limited recourse facilities alleging the occurrence of certain defaults and potential events of default, and purporting to declare the loans under each of the Non-Recourse SPV facilities immediately due and payable. The lender to the Non-Recourse SPVs is taking steps to enforce the indebtedness and its rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed a receiver to the Non-Recourse SPVs on February 3, 2023. See note 12 for further information; and

●
The Group entered into an agreement with B. Riley Principal Capital II, LLC (“B. Riley”) effective 26 January 2023 pursuant to which Iris Energy Limited has the option, but not the obligation, to sell up to $100 million of ordinary shares to B. Riley over the next two years. For the purposes of the going concern assessment, the Group has assumed utilization of this facility in line with the terms of the agreement.

These key assumptions have been considered using a range of historic Bitcoin price and global hashrate scenarios. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cashflow management where it practicably makes sense, including ongoing internal cashflow monitoring and projection analysis performed to identify potential liquidity risks arising and to be able to respond accordingly.

For the six-month period ended 31 December 2022, the Group incurred a loss after tax of $161,894,000 (31 December 2021: $418,767,000) and net operating cash outflows of $6,263,000 (31 December 2021 inflows of $11,377,000).
As at 31 December 2022, the Group had net current liabilities of $65,589,000 (30 June 2022 net current assets: $75,148,000) and net assets of $270,123,000 (30 June 2022: $437,362,000). Net current assets excluding current borrowings held by the Non-Recourse SPVs as at 31 December 2022 is $45,001,000.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

7

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

Foreign operations

The assets and liabilities of foreign operations are translated into US dollars using the relevant exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into US dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income/(loss) through the foreign currency translation reserve in equity.

The foreign currency translation reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.

Note 3. Other operating expenses

	Three months ended 31 Dec 2022	Three months ended 31 Dec 2021	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000	$'000	$'000

Insurance	1,437	976	3,392	1,104
Advertising, marketing and sponsorship	99	65	110	131
Short term office and equipment rental	54	30	155	73
Site expenses	889	340	1,377	574
Charitable donations	85	43	149	447
Filing fees	19	393	39	421
Site identification costs	-	-	15	-
Other expenses	506	66	976	217
Non-refundable sales tax	535	-	1,027	-

Other expenses	3,624	1,913	7,240	2,967

Note 4. Finance expense

	Three months ended 31 Dec 2022	Three months ended 31 Dec 2021	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000	$'000	$'000

Interest expense on borrowings	9,868	801	12,974	1,349
Interest expense on hybrid financial instruments	-	13,187	-	26,748
Interest expense on lease liabilities	23	25	46	50
Amortization of capitalized borrowing costs	459	1,196	895	1,784
Loss/(gain) on embedded derivatives held at fair value through profit or loss	-	(85,909)	-	390,743

Finance expense	10,350	(70,700)	13,915	420,674

Interest expense on borrowings includes late fees and interest charged on third-party loans held by the Non-Recourse SPVs. See note 12 for further details.

8

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 5. Income tax expense

	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000

Numerical reconciliation of income tax expense and tax at the statutory rate
Profit/(loss) before income tax (expense)/benefit	(159,864)	(412,541)

Tax at the statutory tax rate of 30%	(47,959)	(123,762)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible/non-allowable items	11,797	127,913

	(36,162)	4,151
Current year tax losses not recognized	18,138	1,816
Difference in overseas tax rates	6,275	259
Current period temporary differences not recognized	3,220	-
Prior year current tax under/(over) provision	(363)	-
Recognition of previously unrecognized tax losses	(38)	-
Derecognition of previously recognized tax losses	10,960	-

Income tax expense	2,030	6,226

	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000

Income tax expense
Current tax	1,814	6,698
Deferred tax	216	(472)

Income tax expense	2,030	6,226

Note 6. Cash and cash equivalents

	31 Dec 2022	30 June 2022
	$'000	$'000

Current assets
Cash at bank	40,661	109,970

Cash at bank includes $1,258,000 of monies held by the Non-Recourse SPVs as at 31 December 2022 which is not expected to be recoverable by the Group. A provision has been recognized for these amounts at 31 December 2022, see note 13 for further details.

9

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 7. Other receivables

	31 Dec 2022	30 June 2022
	$'000	$'000

Current assets
Other receivables	80	1
Loan receivable	-	2,320
Provincial sales tax 'PST' receivable	7,112	10,023
Loss allowance for PST receivable	(6,871)	-
Interest receivable	-	75
Goods and services tax 'GST' receivable	10,591	11,235
Loss allowance for GST receivable	(8,338)	-

	2,574	23,654

Allowance for expected credit losses
The Group has recognized a loss of $15,209,000 in profit or loss for the period ended 31 December 2022, in respect of other receivables held by the Non-Recourse SPVs. The entire GST and PST receivable balances held by the Non-Recourse SPVs are not expected to be recoverable by the Group due to the appointment of a receiver to the Non-Recourse SPVs on 3 February 2023. See note 12 and note 20 for further details.

Note 8. Mining hardware prepayments

	31 Dec 2022	30 June 2022
	$'000	$'000

Non-current assets
Mining hardware prepayments	74,320	158,184
Mining hardware prepayments impairment	(15,342)	-

	58,978	158,184

Mining hardware prepayments represent payments made by the Group for the purchase of mining hardware, that is yet to be delivered. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.
As at 31 December 2022, the Group held $74,320,000 (30 June 2022: $158,184,000) in prepayments made to Bitmain for future mining hardware deliveries. $4,041,000 of this balance relates to prepayments made by one of the Non-Recourse SPVs and has been impaired by the Group. The Group does not expect to recover this asset and has therefore impaired it to a net realizable value of nil. See note 12 and note 20 for further details.

The remaining $70,279,000(1) of this balance relates to payments made by a separate unencumbered subsidiary of the Company, in relation to the Bitmain 10 EH/s hardware purchase agreement. This prepayment was impaired by $11,301,000 as at 31 December 2022 with consideration to the accounting impact of the agreement signed on 8 February 2023 whereby the Group utilized all remaining prepayments including a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party, to acquire 4.4 EH/s with no additional cash outlay. Subsequent to 31 December 2022, the Group has utilized all of this prepayment at a value equal to the carrying amount at 31 December 2022 in connection with this agreement.

See note 20 for further information.

(1)The USD cash payment made by the Canadian subsidiary of the Group was $75,000,000. The retranslated balance of the prepayment, less accumulated impairment as at 31 December 2022 is $58,978,000.

10

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 9. Property, plant and equipment
	31 Dec 2022	30 June 2022
	$'000	$'000

Non-current assets
Land - at cost	1,794	1,836

Buildings - at cost	89,282	13,768
Less: Accumulated depreciation	(2,214)	(686)
	87,068	13,082

Plant and equipment - at cost	3,859	3,564
Less: Accumulated depreciation	(502)	(364)
	3,357	3,200

Mining hardware - at cost	233,992	171,120
Less: Accumulated depreciation	(24,678)	(7,973)
Less: Impairment	(71,666)	-
	137,648	163,147

Development assets - at cost	44,074	66,297
Less: Impairment	(686)	-
	43,388	66,297

	273,255	247,562

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	Development Assets	Total
	$'000	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2022	1,836	13,082	3,200	163,147	66,297	247,562
Additions	(6)	313	455	71,613	56,768	129,143
Exchange differences	(36)	(3,436)	(141)	(8,244)	(316)	(12,173)
Impairment of assets	-	-	-	(71,666)	(686)	(72,352)
Transfers in/(out)	-	78,675	-	-	(78,675)	-
Depreciation expense	-	(1,566)	(157)	(17,202)	-	(18,925)

Balance at 31 December 2022	1,794	87,068	3,357	137,648	43,388	273,255

Mining hardware includes both installed hardware units and units that have been delivered but are in storage, yet to be installed. Depreciation of mining hardware commences once units are installed onsite and available for use.

Impairment of mining hardware and has been calculated based on the impairment testing of the Group’s cash-generating unit (CGU). See note 11 for further details. The balance of Property, Plant and Equipment at 31 December 2022, excluding mining hardware held by the Non-Recourse SPVs, is $161,425,000.

Development assets includes costs related to the development of data center infrastructure at Childress, Texas along with other early-stage development costs incurred in relation to other potential infrastructure sites.

11

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 10. Right-of-use assets

	31 Dec 2022	30 June 2022
	$'000	$'000

Non-current assets
Land and buildings - right-of-use asset	1,472	1,309
Less: Accumulated depreciation	(127)	(56)

	1,345	1,253

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

	Land and buildings	Total
	$'000	$'000

Balance at 1 July 2022	1,253	1,253
Additions	213	213
Exchange differences	(50)	(50)
Depreciation expense	(71)	(71)

Balance at 31 December 2022	1,345	1,345

The land and buildings right-of-use asset represents a 30-year lease of a site in Prince George, British Columbia, Canada, as well as other leases for corporate offices.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less, and leases of low value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

12

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 11. Goodwill

	31 Dec 2022	30 June 2022
	$'000	$'000

Non-current assets
Goodwill - at cost	-	634

Reconciliations of the goodwill balance at the beginning and end of the current and previous financial year is set out below:

Goodwill
$'000

Balance at 1 July 2022	634
Exchange differences	(31)
Impairment	(603)

Balance at 31 December 2022	-

The Group operates as a single cash generating unit. To determine if goodwill is impaired, the carrying value of the identified CGU (to which the goodwill is allocated) is compared to its recoverable amount.

The recoverable amount of the CGU is based on ‘value in use’ (‘VIU’) calculations, determined by discounting the future cash flows to be generated from continuing the use of the CGU. Cash flow projections have been based on management’s best estimates covering a three-year period. Cashflows beyond this three-year period are extrapolated using a growth rate of 2.5%. The growth rate does not exceed the long-term average growth rate for the business. The Group has applied a pre-tax discount rate of 19.5% to discount the forecast future cash flows attributable to the CGU.

In forecasting cash flows over the three-year period, management has assumed a Bitcoin price and global hashrate based on historic data, completion of key construction sites within the Group, and electricity costs remain within the current regulated levels in British Columbia, Canada and at forecasted external market pricing in unregulated markets.

As at 31 December 2022, management determined that the Group’s carrying value was not supported by its recoverable amount. Based on the associated VIU projections, the Group impaired its goodwill of $603,000 to $nil.

Given the VIU did not support the carrying amount of the CGU, management also estimated the fair value less cost of disposal of the assets in the CGU. This was performed using the market approach, based on observable market prices for similar assets. As a result, an impairment of $25,700,000 was recognized on the Group’s mining hardware. The analysis supported the carrying value of the Group’s infrastructure assets (Land, Buildings, Plant and equipment).

As the mining hardware assets held by the Non-Recourse SPVs are no longer expected to generate future cashflows for the Group, their associated carrying value was excluded from the Group’s CGU impairment testing. A separate impairment charge of $46,000,000 has been recognized to reduce the carrying value of the Non-Recourse SPV’s assets to their expected net realizable value to the Group (i.e. equal to the value of the third-party debt outstanding in each of the Non-Recourse SPVs) (see note 12 for further information).

The impairment expense described above has been recognized in the unaudited interim consolidated statements of profit or loss as impairment of assets.

13

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 12. Borrowings

	31 Dec 2022	30 June 2022
	$'000	$'000

Current liabilities
Mining hardware finance	103,398	61,988
Capitalized borrowing costs - mining hardware finance	(1,546)	(1,774)
Mining hardware finance accrued interest	8,738	189
Lease liability	128	81

	110,718	60,484

Non-current liabilities
Mining hardware finance	-	47,421
Capitalized borrowing costs - mining hardware finance	-	(803)
Lease liability	1,261	1,185

	1,261	47,803

	111,979	108,287

Mining hardware finance
Prior to 30 June 2022, three of the Group’s subsidiaries entered into separate limited recourse equipment finance and security agreements with third-party financiers. The lender to each of the relevant subsidiaries has no recourse to, and no cross collateralization with respect to, assets of the Company or any of its other subsidiaries pursuant to the terms of the facilities. As at 30 June 2022, the outstanding balance owed by each of these subsidiaries was as follows:
●	IE CA 2 Holdings Ltd.:$1,914,000
●	IE CA 3 Holdings Ltd.:$36,300,000
●	IE CA 4 Holdings Ltd.:$71,195,000

On 4 November 2022, the Non-Recourse SPVs and IE CA 2 Holdings Ltd. received notices of defaults from the lenders under their respective limited recourse facilities alleging the occurrence of certain defaults and potential events of default, and purporting to declare the loans under each of the Non-Recourse SPV facilities immediately due and payable. The lender to the Non-Recourse SPVs is taking steps to enforce the indebtedness and its rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed a receiver to the Non-Recourse SPVs on February 3, 2023.

In December 2022, IE CA 2 Holdings Ltd. fully repaid the remaining outstanding balance in relation to its third-party facility.

As at 31 December 2022, the outstanding principal and interest balance (less capitalized borrowing costs) owed by each of the subsidiaries was as follows:
●	IE CA 2 Holdings Ltd.:$0
●	IE CA 3 Holdings Ltd.:$34,296,000
●	IE CA 4 Holdings Ltd.:$76,294,000

As at 31 December 2022, assets held by the Non-Recourse SPVs have been impaired in the Group consolidated financial statements to reflect their expected net realizable value to the Group (i.e. to a value equal to the third-party debt outstanding in each of the Non-Recourse SPVs). See note 11 and note 20 for further information.

Lease liabilities
The Group's lease liability relates to a 30-year lease of a site in Prince George, British Columbia, Canada which was entered into in March 2021. Other lease liabilities recognized are in relation to corporate office sites.

14

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 13. Provisions

	31 Dec 2022	30 June 2022
	$'000	$'000

Current liabilities
Provision for non-refundable sales tax	3,370	2,469
Other	1,258	-

	4,628	2,469

Non-Refundable Sales Tax
The Canada Revenue Agency (‘CRA’) is currently conducting an audit of input tax credits (‘ITCs’) claimed by several of the Group’s Canadian subsidiaries during the period October 2019 to November 2022. The CRA has issued an assessment in relation to one of the entities which, the Directors believe would be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attract a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax.

The Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services and submitted a formal notice of objection to the CRA in November 2022. The CRA has acknowledged receipt of the appeal application however has not yet provided any further correspondence to the Group.

As at 31 December 2022, the above provision includes $1,215,000 recorded in the Non-Recourse SPVs.

Other
The other provision balance of $1,258,000 relates to cash and cash equivalents held by the Non-Recourse SPVs and not expected to be recoverable by the Group. The related expense for this provision has been recognized in profit or loss as impairment of assets.

Note 14. Dividends

There were no dividends paid, recommended or declared during the current or previous period.

15

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 15. Earnings per share

	Three months ended 31 Dec 2022	Three months ended 31 Dec 2021
	$'000	$'000

Profit/(loss) after income tax for the three months ended	(143,954)	70,323
Adjustment for fair value gain on hybrid instruments	-	(113,100)
Adjustment for interest expense on hybrid instruments	-	8,635

Loss after income tax used in calculating diluted earnings per share	(143,954)	(34,142)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	53,028,867	36,983,276
Adjustments for calculation of diluted earnings per share:
Options over ordinary shares	-	3,734,377
Convertible notes	-	9,297,007

Weighted average number of ordinary shares used in calculating diluted earnings per share	53,028,867	50,014,660

	Cents	Cents

Basic earnings per share	(271.46)	190.15
Diluted earnings per share	(271.46)	(68.26)

	Six months ended 31 Dec 2022	Six months ended 31 Dec 2021
	$'000	$'000

Profit/(loss) after income tax	(161,894)	(418,767)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	53,028,867	29,050,364

Weighted average number of ordinary shares used in calculating diluted earnings per share	53,028,867	29,050,364

	Cents	Cents

Basic earnings per share	(305.29)	(1,441.52)
Diluted earnings per share	(305.29)	(1,441.52)

In periods where the Group recorded a loss after tax, any potential ordinary shares are antidilutive.

Note 16. Contingent liabilities

There were no contingent liabilities as at 31 December 2022 and 30 June 2022.

16

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 17. Commitments

As at 31 December 2022, the Group had commitments of $243,591,000 (30 June 2022 $346,623,000) which are payable in instalments from January 2023 to December 2023. These commitments include committed capital expenditure on infrastructure and long-term purchase contracts in relation to mining hardware. As at 31 December 2022, total Group commitments excludes shipping and taxes.

In July 2021, IE CA 5 Holdings Ltd., an unencumbered subsidiary of the Group, entered into a $400,000,000 binding hardware purchase agreement with Bitmain.

This contract reflects $225,018,000 of total commitments at 31 December 2022 (30 June 2022: $316,160,000).

Subsequent to 31 December 2022, the Group signed an agreement with Bitmain to utilize all of the mining hardware prepayments and settle all committed contractual outflows under this agreement. See note 20 for further information.

Note 18. Share-based payments

The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described below:

Employee Share Plan
The Group's Employee Share Plan is a loan-funded share scheme. These loan-funded shares generally vest subject to satisfying employment service periods (and in some cases, non-market-based performance milestones). The employment service periods are generally met in three equal tranches on the third, fourth and fifth anniversary of the grant date. Under this scheme, the Company issues a limited recourse loan (that has a maximum term of up to 9 years and 11 months) to employees for the sole purpose of acquiring shares in the Company. Upon disposal of any loan-funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable.

The recourse on the loan is limited to the lower of the initial amount of the loan granted to the employee and the proceeds from the sale of the underlying shares. Employees are entitled to exercise the voting and dividend rights attached to the shares from the date of allocation. If the employee leaves the Company within the vesting period, the shares may be bought back by the Company at the original issue price and the loan is repaid. Loan-funded shares have been treated as options as required under IFRS 2 Share-based Payments. Vesting of instruments granted under the Employee Share Plan is dependent on specific service thresholds being met by the employee.

2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Group's board approved the grant of 1,000,000 options each to entities controlled by Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of $3.8647 (A$5.0005) with an expiration date of 20 December 2025. All 'Executive Director Liquidity and Price Target Options' vested on completion of the IPO on 17 November 2021 in accordance with the following vesting thresholds:

●	If the IPO price or volume weighted average market price (‘VWAP’) of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $5.41 (A$7.00): 300,000 options vest

●	If the IPO price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $6.96 (A$9.00): 300,000 options vest

●	If the IPO price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $8.50 (A$11.00): 400,000 options vest

The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (collectively, ‘Distribution’) paid by the Company per ordinary share as if any vested options were exercised and ordinary shares issued to the option holder at the relevant time of such Distribution. The options are subject to customary adjustments to reflect any reorganization of the Company’s capital. As at 31 December 2022, none of the 2,000,000 outstanding vested 'Executive Director Liquidity and Price Target Options' have been exercised.

17

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 18. Share-based payments (continued)

Employee Option Plan
The Board approved an Employee Option Plan on 28 July 2021. The terms of the Employee Option Plan are substantially similar to the Employee Share Plan, with the main difference being that the incentives are issued in the form of options and loans are not provided to participants. If the employee leaves the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the employee. Vesting of options granted under the Employee Option Plan is dependent on specific service thresholds being met by the employee.

Non-Executive Director Option Plan
The Board approved a Non-Executive Director Option Plan (‘NED Option Plan’) on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director. Where an option holder ceases to be a Director of the Company within the vesting period, the options granted to that Director will vest on a pro-rata basis of the associated service period. The Board retains the absolute discretion to cancel any remaining unvested options held by the option holder.

2021 Executive Director Long-term Target Options
On 18 August 2021, the Group's shareholders approved the grant of 2,400,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of $75 per option (‘Long-term Target Options’). These options were granted on 14 September 2021, and have a contractual exercise period of 12 years.

The Long-term Target Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant Executive Director has not voluntarily resigned as a Director of the Company. The vesting thresholds are detailed below:

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $370: 600,000 Long-term Target Options will vest.

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $650: 600,000 Long-term Target Options will vest.

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $925: 600,000 Long-term Target Options will vest.

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $1,850: 600,000 Long-term Target Options will vest.

The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per ordinary share received in such transaction.

The option holder is entitled to receive in its capacity as a holder of the options, a distribution paid by the Company per ordinary share as if the vested options were exercised and ordinary shares issued to the option holder at the relevant time of such distribution.

The options are subject to customary adjustments to reflect any reorganization of the Company's capital, as well as adjustments to vesting thresholds including any future issuance of ordinary shares by the Company.

Restricted Share Units ('RSUs')
On 1 July 2022, the Group issued a total of 1,953,535 restricted share units. These RSUs include a grant of 1,073,706 RSUs to the below Directors of the Company:

Director	Title	Number of RSU's granted

Daniel Roberts	Executive Director and Co-CEO	534,853
William Roberts	Executive Director and Co-CEO	534,853
Michael Alfred	Non-Executive Director	4,000

18

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 18. Share-based payments (continued)

229,223 of the RSUs each granted to Daniel Roberts and William Roberts have associated vesting conditions of which 50% of each individual's RSU grant will vest after 3.25 years and the remaining 50% will vest after 4.25 years, subject to the following criteria which is tested at the end of each respective vesting period:

- 80% vesting based on continued service with the Group over the vesting period; and
- 20% vesting based on total shareholder return against a peer group of Nasdaq listed entities (and continued service over the vesting period).

305,630 of the RSUs granted to each of Daniel Roberts and William Roberts are subject to a sole vesting condition and will immediately vest when the daily closing share price of the of the ordinary shares of Company exceeds $28 for 10 trading days out of any 15 consecutive full trading day period following the grant date.

The 4,000 RSUs issued to Michael Alfred vested on 15 December 2022 as he met the sole service condition of remaining as a Non-executive Director of the Company until 15 December 2022.

325,415 RSUs were also granted to the below executive Key Management Personnel (‘KMP’) and Company Secretary with the remaining 554,414 RSU’s issued to other executives and employees of the Group.

KMP	Title	Number of RSUs granted

Lindsay Ward	President	160,858
David Shaw	Chief Operating Officer	84,450
Belinda Nucifora	Chief Financial Officer	80,107

All of the RSU’s (other than those issued to the Director's) have identical vesting conditions of which 50% of each individual's RSU grant will vest after three years and the remaining 50% will vest after four years, subject to the following criteria which is tested at the end of each respective vesting period:

- 80% vesting based on continued service with the Group over the vesting period; and
- 20% vesting based on total shareholder return against a peer group of Nasdaq listed entities (and continued service over the vesting period).

On 16 December 2022, the Group issued a total of 104,559 restricted share units to Non-Executive Directors of the Company. These RSUs will vest at the earlier of within 10 days of the release of the consolidated Group financial statements for the year ended 30 June 2023 or by 31 December 2023:

Director	Title	Number of RSU's granted

David Batholomew	Non-Executive Director	34,853
Chris Guzowski	Non-Executive Director	34,853
Michael Alfred	Non-Executive Director	34,853

For all RSUs issued the Board has full discretion to, at any time, interpret, apply or not apply, amend, modify, or terminate the LTIP, any plan rules and any individual RSU granting and vesting.

19

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 18. Share-based payments (continued)

Reconciliation of outstanding share options and RSUs
Set out below are summaries of options and RSUs granted under all plans:

	Number of options/RSUs	Weighted average exercise price
	Six months ended 31 Dec 2022	Six months ended 31 Dec 2022

Outstanding as at 1 July 2022	9,010,547	$41.67
Granted during the period	2,058,094	$0.00
Forfeited during the period	(170,440)	$14.01
Exercised during the period	(4,000)	$0.00

Outstanding as at 31 December 2022	10,894,201	$34.25

Exercisable as at 31 December 2022	3,440,160	$3.00

As at 31 December 2022, the weighted average remaining contractual life of options outstanding is 7.93 years (30 June 2022: 8.69 years).

The share-based payment expense for the three months ended 31 December 2022 was $3,152,000 (31 December 2021: $4,927,000).

The share-based payment expense for the six months ended 31 December 2022 was $6,770,000 (31 December 2021: $6,777,000).

Note 19. Related party transactions

Parent entity
Iris Energy Limited is the ultimate parent entity.

Changes in key management personnel
There have been no new appointments made to key management personnel during the period.
Refer to note 18 which sets out the details of options which were granted to key management personnel during the period.

Other key management personnel transactions
Daniel Roberts and William Roberts are both entitled to receive an annual base salary of $545,834 each as approved by the Board in July 2022 and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers and compassionate leave). The salary increase is effective from the date of the IPO and, in addition, a one-off payment of $508,093 was made in July 2022 to each of them to compensate for a period of significantly reduced cash compensation up to April 2021.

Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.

20

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2022

Note 20. Events after the reporting period

Committed Equity Facility
Iris Energy Limited entered into an agreement with B. Riley Principal Capital II, LLC (“B. Riley”) effective 26 January 2023 pursuant to which Iris Energy has the option, but not the obligation, to sell up to $100 million of ordinary shares to B. Riley over the next two years. The facility has not yet been utilized.

Bitmain prepayments and mining hardware sales
In early January 2023, the Group further utilized mining hardware prepayments held at 31 December 2022, through the sale of 0.83 EH/s of mining hardware to third parties. The net carrying value of the of the prepayment associated with the hardware sold was $6,205,000 at 31 December 2022, equal to the net cash proceeds received in January 2023.

On 8 February 2023, the Group entered into an agreement to utilize all remaining prepayments of US$66.7(1) million under its 10 EH/s contract with Bitmain, which includes a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party, to acquire 4.4 EH/s of new miners without any additional cash outlay. Newly acquired miners are to be installed in the Company’s data centers, increasing self-mining operating capacity to 5.5 EH/s over the coming months. The Group is considering options for the sale of surplus miners to re-invest in growth initiatives and/or corporate purposes. Following this transaction, the Group’s obligations under its existing 10 EH/s contract with Bitmain (as disclosed in Note 17) have been fully resolved, with no remaining commitments.

Appointment of receiver to Non-Recourse SPVs
On January 20, 2023, the lender filed a petition with the British Columbia Supreme Court, primarily seeking the appointment of PwC as receiver over the assets and undertakings of the Non-Recourse SPVs, in relation to their failures to make payments when due under their respective equipment financing agreements. The court subsequently appointed PwC as the receiver of the Non-Recourse SPVs on 3 February 2023.

Update to key management personnel
On 25 January 2023, the Group announced the retirement of its president, Lindsay Ward. Lindsay joined Iris Energy as President in October 2021 to assist with the build out of the Company’s initial growth projects in North America and to enhance the Company’s operational capability. During that time, the team successfully completed the expansion to 160MW of data center capacity across British Columbia at Canal Flats (30MW), Prince George (50MW) and Mackenzie (80MW), all on or ahead of schedule.

Having supported Iris Energy’s first phase of growth post listing, Lindsay is retiring as part of his transition away from a full-time executive career to pursue additional Non-Executive Director opportunities. Lindsay will remain with the Company until June 30, 2023 to assist with energization of the Company’s 600MW site at Childress, Texas and to provide general support to the business.

No other matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

(1) The USD cash payment made by the Canadian subsidiary of the Group was $66,672,000. The retranslated balance of the prepayment, less impairment as at 31 December 2022 is $52,773,000.

Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) for Iris Energy Limited (“us,” “we,” “Iris Energy,” or “the Company” and, together with its consolidated subsidiaries, the “Group”) should be read together with our unaudited interim consolidated financial statements for the fiscal quarter ended December 31, 2022 and the related notes thereto included elsewhere in the Report on Form 6-K of which this MD&A forms a part (this “Form 6-K”), and our audited consolidated financial statements as of and for the fiscal year ended June 30, 2022 and the related notes included in our Annual Report on Form 20-F for the year ended June 30, 2022 (our “Annual Report”), which is available through the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering and Analysis Retrieval (“EDGAR”) system at http://www.sec.gov. This MD&A is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the U.S. dollar. All references to “Australian dollars,” “AUD” or “A$” are to the Australian dollar, the official currency of Australia. All references to “Canadian dollars,” “CAD” or “C$” are to the Canadian dollar, the official currency of Canada. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

The consolidated financial statements which accompany this MD&A and are included in this Form 6-K are presented in U.S. dollars, which is Iris Energy Limited’s presentation currency. We prepared our unaudited interim consolidated financial statements for the fiscal quarters ended December 31, 2022 and 2021 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein is stated in U.S. dollars, our presentation currency.

Our fiscal year ends on June 30. References in this MD&A to a fiscal year, such as “fiscal year 2023,” “fiscal year 2022” and “fiscal year 2021” relate to our fiscal year ended on June 30 of that calendar year.

Amounts in this MD&A have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

Forward-Looking Statements

Some of the information contained in this MD&A, including information with respect to our plans and strategy for our business, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. Actual results may differ materially from those contained in any forward-looking statements.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs, as well as limitations on the availability of electricity supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact our ability to meet our capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and our growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under existing limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable and is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact the Company’s financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under “Item 3.D. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report and in “Risk Factors” in this Report and our Report on Form 6-K filed November 21, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this MD&A. Any forward-looking statement that Iris Energy makes in this MD&A speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by 100% renewable energy. Our mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called ASICs (which we refer to as “Bitcoin miners”) and exchanging these Bitcoin for fiat currencies, such as U.S. dollars or Canadian dollars, on a daily basis.

We have been mining Bitcoin since 2019. We liquidate all the Bitcoin we mine daily and therefore do not have any Bitcoin held on our balance sheet as of December 31, 2022. To date we have utilized Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin we mine. The mining pools, that we utilize for the purposes of our Bitcoin mining, transfer the Bitcoin that we have mined to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk on a daily basis.

Our cash and cash equivalents were $40.7 million as of December 31, 2022, including approximately $1.3 million held by Non-Recourse SPV 2 and Non-Recourse SPV 3 (defined below) which is not expected to be recoverable by the Company. Our total revenue was $30.0 million and $30.6 million for the six months ended December 31, 2022 and 2021, respectively. We generated a loss after income tax expense of $161.9 million and $418.8 million for the six months ended December 31, 2022 and 2021, respectively. We generated EBITDA of $(127.2) million and $10.1 million for the six months ended December 31, 2022 and 2021, respectively. We generated Adjusted EBITDA of $(6.4) million and $20.3 million for the six months ended December 31, 2022 and 2021, respectively. EBITDA and Adjusted EBITDA are financial measures not defined by IFRS. For a definition of EBITDA and Adjusted EBITDA, an explanation of our management’s use of these measures and a reconciliation of EBITDA and Adjusted EBITDA to loss after income tax expense, see “Key Indicators of Performance and Financial Conditions.”

We are a vertically integrated business, and both own and operate our Bitcoin miners, as well as our infrastructure. We target development of Bitcoin mining facilities in regions where there are low-cost, abundant and attractive renewable energy sources. We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land. This provides us with security and operational control over our assets. Long-term asset ownership also allows our business to benefit from more sustainable cash flows in comparison with miners that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We regularly assess opportunities to utilize our available data center capacity, including via potential third-party hosting. We also focus on grid-connected power access which not only helps to ensure we are able to utilize a reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision and load management in deregulated markets such as Texas).

In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site was our first operational site and has been operating since 2019, and, as of December 31, 2022, has approximately 30MW of power capacity and potential operating capacity of approximately 0.8 EH/s (assuming installation of S19j Pro miners).

Our Mackenzie site has been operating since April 2022 and, as of December 31, 2022, has approximately 80MW of power capacity and potential operating capacity of approximately 2.5 EH/s (assuming installation of S19j Pro miners). On December 6, 2022, the 30MW expansion of the Mackenzie site, from 50MW to 80MW, was energized ahead of schedule.

Our Prince George site has been operating since September 2022 and, as of December 31, 2022, has approximately 50MW of power capacity and potential operating capacity of 1.6 EH/s (assuming installation of S19j Pro miners).

With the completion and energization of our Mackenzie and Prince George sites during the six months ended December 31, 2022, our three sites in BC support approximately 160MW of aggregate power capacity and potential operating capacity of approximately 4.9 EH/s.

Each of our sites in BC are connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network and have been 100% powered by renewable energy since commencement of operations (currently approximately 97% sourced from clean or renewable sources as reported by BC Hydro and approximately 3% sourced from the purchase of RECs).

We are also engaged in construction activities at our site in Childress, located in the renewables-heavy Panhandle region of Texas, U.S. We expect energization of our 600MW site at Childress in the coming months, including completion of the first 20MW of data center capacity.

Our Growth Strategy

Following completion of our recent acquisition of additional mining hardware as described under “—Recent Developments—Additional Mining Hardware Purchases,” we expect that our existing available data center capacity across our sites will be substantially utilized. However, we have the ability to further grow our data center capacity at our existing site in Childress (from the initial 20MW up to the total potential site capacity of 600MW) and potentially also at new sites in the future. Our business strategy remains focused on continuing to expand our self-mining capacity by further growing our available data center capacity and acquiring additional miners.

Recent Developments

Market Events Impacting the Crypto Industry

Recent market events in the crypto industry have negatively impacted market sentiment towards the broader crypto industry. There has also been a decline in the value of cryptocurrencies generally, including the value of Bitcoin, in connection with these events, which has impacted the Group from a financial and operational perspective. We expect that any further declines will further impact the business and operations of the Group, and if such declines are significant, it could result in reduced revenue and operating cash flows and increased net operating losses, and could also negatively impact our ability to raise additional financing. See “Item 3.D. Key Information—Risk Factors” in our Annual Report for further information around the risks related to decreases in the price of Bitcoin.

Market Events Impacting Digital Asset Trading Platforms

Recent market events in the crypto industry have involved and/or impacted certain digital asset trading platforms. As described under “—Overview”, the mining pools, that we utilize for the purposes of our Bitcoin mining, transfer the Bitcoin we mine to Kraken, a digital asset trading platform, on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk on a daily basis.

Because we exchange the Bitcoin we mine for fiat currency on a daily basis, we believe we have limited exposure to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine once we have mined such Bitcoin. In addition, we withdraw fiat currency proceeds from Kraken on a daily basis utilizing Etana Custody, a third-party custodian, to facilitate the transfer of such proceeds to one or more of our banks or other financial institutions. As a result, we have only limited amounts of Bitcoin and fiat currency with Kraken and Etana Custody at any time, and accordingly, we believe we have limited exposure to potential risks related to excessive redemptions or withdrawals of digital assets or fiat currencies from, or suspension of redemptions or withdrawals of digital assets or fiat currencies from, Kraken, Etana Custody or any other digital asset trading platform or custodian we may use in the future for purposes of liquidating the Bitcoin we mine on a daily basis. However, if Kraken, Etana Custody or any such other digital asset trading platform or custodian suffers excessive redemptions or withdrawals of digital assets or fiat currencies, or suspends redemptions or withdrawals of digital assets or fiat currencies, as applicable, any Bitcoin we have transferred to such platform that has not yet been exchanged for fiat currency, as well as any fiat currency that we have not yet withdrawn, as applicable, would be at risk.

In addition, if any event were to occur with respect to Kraken, Etana Custody, or any other such digital asset trading platform or custodian we utilize to liquidate the Bitcoin we mine, we may be required to, or may otherwise determine it is appropriate to, switch to an alternative digital asset trading platform and/or custodian, as applicable. We do not currently use any other digital asset trading platforms or custodians to liquidate the Bitcoin we mine. While we expect to continue to utilize Kraken and Etana Custody, there are numerous alternative digital asset trading platforms that operate exchanges and/or over-the-counter trading desks with similar functionality to Kraken, and there are also several alternative funds transfer arrangements for facilitating the transfer of fiat currency proceeds from Kraken either with or without the use of a third-party custodian. We believe we have the ability to switch to one or more alternative digital asset trading platforms and/or funds transfer arrangements to liquidate Bitcoin we mine and transfer the fiat currency proceeds without material expense or delay. As a result, we do not believe our business is substantially dependent on the Kraken digital asset trading platform or Etana Custody third-party custodian services.

However, digital asset trading platforms and third-party custodians, including Kraken and Etana Custody, are subject to a number of risks outside our control which could impact our business. In particular, during any intervening period in which we are switching digital asset trading platforms and/or third-party custodians, we could be exposed to credit risk with respect to any Bitcoin or fiat currency held by them. In addition, we could be exposed to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine during such period or that was previously mined but has not yet been exchanged for fiat currency. See “—Digital asset trading platforms for Bitcoin may be subject to varying levels of regulation, which exposes our digital asset holdings to risks” and “—We may temporarily store our Bitcoin on digital asset trading platforms which could subject our Bitcoin to the risk of loss or access” under “Item 3.D. Key Information—Risk Factors” in our Annual Report for further information.

Termination of Intra-Group Hosting Arrangements

In connection with receipt of certain notices of default received by the Non-Recourse SPVs (defined below) in November 2022 described herein under “—Liquidity and Capital Resources—Agreements for Miner Equipment Financing”, certain other of the Group's subsidiaries have terminated their respective hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3. As a result of the termination of such hosting arrangements, none of the approximately 3.6 EH/s of miners owned by such special purpose vehicles are operating. Excluding such miners, the remaining operating capacity at each of Canal Flats, Mackenzie and Prince George, as of December 31, 2022, is approximately 0.5 EH/s, 0.3 EH/s, and 0.4 EH/s, respectively. This in turn (i) resulted in a material reduction in our operating capacity, (ii) increased our electricity costs per Bitcoin mined as a result of higher demand charges (i.e., fixed charges) per Bitcoin mined and (iii) adversely impacted our operating metrics. In particular, with a lower operating capacity, increased electricity costs per Bitcoin mined and a decline in the price of Bitcoin over recent months, we have experienced, and expect to continue to experience, a reduction in the Group's revenue and operating cash flows, resulting in net operating losses. We expect to utilize our available data center capacity with additional miners that we have agreed to purchase from Bitmain as described under “—Hardware Purchase Contract and Additional Hardware Purchases.” However, we expect such impacts to continue until such time, if at all, as we are able to re-utilize our available data center capacity and increase our operating capacity. See “—Risk Factors” and “Risk Factors” in our Report on Form 6-K filed on November 21, 2022 for more information.

Hardware Purchase Contract and Additional Hardware Purchases

We have an existing $400 million hardware purchase contract with Bitmain Technologies Limited (“Bitmain”) for approximately 10 EH/s of miners (excluding any discount arrangements under the agreement, which may include potential additional miners), originally scheduled to be shipped in batches between October 2022 and September 2023. As of December 31, 2022, we had 7.5 EH/s of additional contracted miners outstanding under the Bitmain contract, and $75.0 million of prepayments pursuant to the contract that had not been utilized (the retranslated carrying amount, less impairment of such prepayments on our balance sheet as of December 31, 2022 was $59.0 million). See “Contractual Obligations—Hardware Purchase Contract Commitments” for more information on the Bitmain contract.

In January 2023, we utilized $8.3 million of our outstanding prepayments under the Bitmain contract to concurrently purchase from Bitmain and on-sell 0.8 EH/s of this 7.5 EH/s of additional miners (the retranslated carrying amount, less impairment of the prepayment utilized in such transaction as at December 31, 2022 was $6.2 million). This transaction generated net proceeds to the Group of approximately $6.2 million (after utilizing a portion of such proceeds to pay the remaining purchase price of such miners).

In addition, on February 8, 2023, we entered into an agreement to purchase the remaining 6.7 EH/s of contracted new S19j Pro miners under the Bitmain contract. The purchase will be funded by utilizing our remaining prepayments under the Bitmain contract of $66.7 million (the retranslated carrying amount, less impairment of such prepayments on our balance sheet as of December 31, 2022 was $52.8 million), including a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party pursuant to the same agreement with Bitmain. As a result, we will acquire an aggregate of 4.4 EH/s of new S19j Pro miners pursuant to these transactions without any additional cash outlay. Our 180MW of data center capacity across British Columbia and Texas is expected to power 5.5 EH/s of high efficiency S19j Pro miners (29.5 J/TH) over the coming months. We are considering options for the sale of surplus miners (above 5.5 EH/s of self-mining capacity) to re-invest in growth initiatives and/or corporate purposes.

Following the consummation of this transaction, both we and Bitmain will have fully performed all of our respective purchase and sale obligations under the contract, and we will have no remaining purchase or payment commitments under the contract.

Factors Affecting Our Performance

Market Value of Bitcoin

We derive our revenues from Bitcoin mining. We earn rewards from Bitcoin mining that are paid in Bitcoin. We currently liquidate rewards that we earn from mining Bitcoin in exchange for fiat currencies such as USD or CAD on a daily basis. Because the rewards we earn from mining Bitcoin are paid in Bitcoin, our operating and financial results are tied to fluctuations in the value of Bitcoin. In addition, positive or negative changes in the global hashrate impact mining difficulty and therefore the rewards we earn from mining Bitcoin and may as a result materially affect our revenue and margins.

In a declining Bitcoin price environment, the Bitcoin mining protocol may provide a natural downside protection for low-cost Bitcoin miners through an adjustment to the number of Bitcoin mined. For example, when the Bitcoin price falls, the ability for higher cost miners to pay their operating costs may be impacted, which in turn may lead over time to higher cost miners switching off their operations (for example, if their marginal cost of power makes it unprofitable to continue mining, they may exit the network). As a result, the global hashrate may fall, and remaining low-cost miners may benefit from an increased percentage share of the fixed Bitcoin network rewards.

Conversely, in a rising Bitcoin price environment, additional mining machines may be deployed by miners, leading to increased global hashrate in the overall network. In periods of rising Bitcoin prices, we may increase our capital expenditures in mining machines and related infrastructure to take advantage of potentially faster return on investments, subject to availability of capital and market conditions.

While the supply of Bitcoin is capped at 21 million, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of hereof, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. For a discussion of other factors that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business, see “Item 3.D. Key Information—Risk Factors—Risks Related to our Bitcoin Mining Business” in our Annual Report. Recent market events in the crypto industry have negatively impacted sentiment towards the broader crypto industry. There has also been a decline in the value of cryptocurrencies generally, including the value of Bitcoin, in connection with these events, which has impacted the Group from a financial and operational perspective. For example, the price of Bitcoin, as reported by Blockchain.com, declined from approximately $65,000 per Bitcoin in November 2021, to approximately $16,000 per Bitcoin in November 2022. We expect that any further declines will further impact the business and operations of the Group, and if such declines are significant, it could result in reduced revenue and operating cash flows and increased net operating losses, and could also negatively impact our ability to raise additional financing. See “—Recent Developments” and “—Risk Factors” as well as “Item 3.D. Key Information—Risk Factors” in our Annual Report for further information.

Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals. At the outset, the reward for mining each block was set at 50 Bitcoin and this was cut in half to 25 Bitcoin on November 28, 2012 at block 210,000, cut in half again to 12.5 Bitcoin on July 9, 2016 at block 420,000, and cut in half yet again to 6.25 Bitcoin on May 11, 2020 at block 630,000. The next three halving events for Bitcoin are expected to take place in 2024 at block 840,000 (when the reward will reduce to 3.125 Bitcoin), in 2028 at block 1,050,000 (when the reward will reduce to 1.5625 Bitcoin), and in 2032 at block 1,260,000 (when the reward will reduce to 0.78125 Bitcoin). As the rewards for each Bitcoin mined reduce, the Bitcoin we earn relative to our operating capacity decrease. As a result, these adjustments have had, and will continue to have, material effects on our operating and financial results.

Efficiency of Mining Machines

As global mining capacity increases, we will need to correspondingly increase our total operating capacity relative to the overall network—all else being equal—to maintain the same amount of Bitcoin mining revenue.

While we remain focused on expanding our total operating capacity as and when prudent having regard to market conditions and other factors, we are presently also committed to mining more sustainably and efficiently with an eye towards return on investments. Our Bitcoin mining operations primarily utilize new miners produced by Bitmain, including Antminer S19j Pro, which we believe are among the most efficient mining machines available.

In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality. To maintain our competitive edge over the long term, we strive to maintain strong relationships with suppliers and vendors across the supply chain to ensure that our fleet of miners is competitive.

Ability to Secure Low-Cost Renewable Power

Bitcoin mining consumes extensive energy for both the mining and cooling aspects of the operation. In particular, we believe the increasing difficulty of the network, driven by more miners and higher hashrates as well as the periodic halving adjustments of Bitcoin reward rates, will drive the increasing importance of power efficiency in Bitcoin mining over the long term.

The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increased power costs. In regulated markets, such as in BC, suppliers of renewable power rely on regulators to approve raises in rates, resulting in fluctuations subject to requests for rate increases and their approval thereof; in deregulated markets, such as in Texas, prices of renewable power will fluctuate with the wholesale market (including price fluctuations in commodity prices such as the price of fossil fuels).

Furthermore, there has been increasing scrutiny on electricity usage by Bitcoin mining operators by Government regulators. For example, in December 2022, the Government of British Columbia announced a temporary 18-month suspension on new and early stage BC Hydro connection requests from cryptocurrency mining projects due to unprecedented interest. While this suspension has not impacted our existing operations, future decisions by Government regulators may reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business. See “Item 3.D. Key Information—Risk Factors” in our Annual Report for further information.

Competitive Environment

We compete with a variety of miners globally, including individual hobbyists, mining pools and public and private companies. We believe that, even as Bitcoin price decreases, the market will continue to draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry. Increasing competition generally results in increase to the global hashrate, which in turn would generally lead to a reduction in the percentage share of the fixed Bitcoin network rewards that Bitcoin miners, including Iris Energy, would earn.

Key Indicators of Performance and Financial Condition

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the six months ended December 31, 2022 and 2021, include:

EBITDA

EBITDA excludes interest income, income tax expense, depreciation and amortization, other finance expenses, and non-cash fair value gains and losses on hybrid financial instruments, which are important components of our IFRS profit/(loss) after income tax expense. As a capital-intensive business, EBITDA excludes the impact of the cost of depreciation of mining equipment and other fixed assets and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe EBITDA is a useful metric for assessing operating performance before the impact of certain non-cash and other items described above. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe EBITDA and EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets. EBITDA and EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of EBITDA to profit/(loss) after income tax expense:

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Six Months Ended December 31, 2022	Six Months Ended December 31, 2021
	($ thousands)
Profit/(loss) after income tax expense	(143,954)	70,323	(161,894)	(418,767)
Add/(deduct) the following:
Other finance expense/(benefit)	10,350	(70,700)	13,915	420,674
Interest income	(257)	-	(214)	-
Depreciation and amortization	11,544	1,261	18,996	1,976
Income tax (benefit)/expense	(411)	3,151	2,030	6,226
EBITDA	(122,728)	4,035	(127,167)	10,109

Bitcoin Mining Revenue	13,755	20,147	29,967	30,579

Profit/(loss) after income tax expense margin(1)	(1,047% )	349%	(540% )	(1,369%	)

EBITDA margin(2)	(892% )	20%	(424% )	33%

(1)	Profit/(loss) after income tax expense margin is calculated as Profit/(loss) after income tax expense divided by Bitcoin Mining Revenue.

(2)	EBITDA margin is calculated as EBITDA divided by Bitcoin Mining Revenue.

Adjusted EBITDA

Adjusted EBITDA is EBITDA as further adjusted to exclude impairment of assets, loss allowance for other receivables, share-based payments expense, foreign exchange gains/losses, and certain one-off, non-recurring expenses. We believe Adjusted EBITDA is a useful metric because it allows us to monitor the profitability of our business on a current basis and removes expenses which do not impact our ongoing profitability and which can vary significantly in comparison to other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets, and that share-based compensation is an important part of compensating certain employees, officers and directors. Adjusted EBITDA and Adjusted EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Adjusted EBITDA to profit/(loss) after income tax expense:

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Six Months Ended December 31, 2022	Six Months Ended December 31, 2021
	($ thousands)
Profit/(loss) after income tax expense	(143,954)	70,323	(161,894)	(418,767)
Add/(deduct) the following:
Other finance expense/(benefit)	10,350	(70,700)	13,915	420,674
Interest income	(257)	-	(214)	-
Depreciation and amortization	11,544	1,261	18,996	1,976
Income tax (benefit)/expense	(411)	3,151	2,030	6,226
EBITDA	(122,728)	4,035	(127,167)	10,109

Bitcoin Mining Revenue	13,755	20,147	29,967	30,579

Profit/(loss) after income tax expense margin(1)	(1,047% )	349%	(540% )	(1,369%	)

EBITDA margin(2)	(892% )	20%	(424% )	33%
Add/(deduct) the following:

Impairment of assets(3)	89,963	-	89,963	-
Loss allowance for other receivables(4)	15,209	-	15,209	-
Non-cash share based payment expense – founders(5)	3,168	4,512	6,176	5,146
Non-cash share-based payment expense – other(6)	(16)	415	594	1,631
Foreign exchange (gain)/loss	6,225	2,786	7,176	88
Other expense items(7)	144	2,714	1,689	3,374

Adjusted EBITDA	(8,035)	14,462	(6,360)	20,348
Adjusted EBITDA margin(8)	(58% )	72%	(21% )	67%

(1)	Profit/(loss) after income tax expense margin is calculated as Profit/(loss) after income tax expense divided by Bitcoin Mining Revenue.

(2)	EBITDA margin is calculated as EBITDA divided by Bitcoin Mining Revenue.

(3)
Impairment of assets includes impairment of mining hardware, development assets, goodwill and other assets. For the three and six months ended December 31, 2022, impairment of assets includes $71.7 million attributable to impairment of mining hardware and $4.0 million attributable to impairment of mining hardware prepayments, in each case attributable to Non-Recourse SPV 2 and Non-Recourse SPV 3 (as defined below).

(4)
Loss allowance for other receivables relates to loss on indirect tax receivables held by Non-Recourse SPV 2 and Non-Recourse SPV 3 which are not expected to be recoverable by the Company. For the three and six months ended December 31, 2022, loss allowance for other receivables assets reflects $15.2 million attributable to indirect tax receivables held by Non-Recourse SPV 2 and Non-Recourse SPV 3 (defined below).

(5)
Non-cash share-based payments expense - founders includes expenses recorded on founder options, including: (1) founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO during the quarter ended December 31, 2021. No further expense will be recorded in relation to these price target options; (2) founder long-term options (Executive Director Long-Term Target Options) which were granted in September 2021 in connection with the IPO. These long-term options are currently “out of the money” with an exercise price of $75 and initial share price vesting conditions of $370, $650, $925 and $1,850 for each tranche granted; and (3) restricted share units issued to the founders in July 2022. See note 18 of the unaudited interim consolidated financial statements for further information.

(6)
Non-cash share-based payments expense - other includes expense recorded in relation to incentives issued under Employee Share Plans, Employee Option Plan, Non-Executive Director Option Plan and Restricted Share Unit Long-Term Incentive Plan.

(7)	Other expense items include expense items in relation to one-off salary adjustments and other one-off costs.

(8)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Bitcoin Mining Revenue.

Components of our Results of Operations

Revenue

Bitcoin mining revenue

Our revenues primarily consist of Bitcoin that we mine and liquidate daily. We have entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators. In the mining pools, which we participated in during the periods presented, we are not directly exposed to the pool’s success in mining blocks. We are rewarded in Bitcoin for the hashrate we contribute to these mining pools. The reward for the hashrate contributed is based on the current network difficulty and global daily revenues from transaction fees, less pool fees.

Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into our exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees are reflected in the quantity of Bitcoin received by us and recorded as a reduction in Bitcoin mining revenue.

Gain/(loss) on sale of assets

Gain/(loss) on sale of assets includes net gains or losses on disposal of mining hardware and other assets.

Expenses

Our expenses are characterized by the nature of the expense, with the main expense categories set out below.

Depreciation and amortization

We capitalize the cost of our buildings, plant and equipment and mining hardware. Depreciation expense is recorded on a straight-line basis to nil over the estimated useful life of the underlying assets. Our buildings are currently depreciated over 20 years, mining hardware is depreciated over 4 years and plant and equipment is depreciated over 3-7 years depending on the expected life of the underlying asset.

Electricity charges

Electricity charges primarily consists of the cost of electricity provided by BC Hydro to power our data center sites in BC. The price of electricity in BC is subject to a regulated tariff that may be adjusted from time to time, resulting in increases or decreases in the cost of electricity we purchase.

Employee benefits expense

Employee benefits expense represents salary and other employee costs, including superannuation and other similar payments and associated employee taxes.

Share-based payments expense

Share-based payments expense represents the amortization of share-based compensation arrangements that have been granted to directors, executive offers and management. These arrangements include, loan-funded share arrangements granted to management, options and restricted share units issued to directors, executive officers and management.

Impairment of assets

Impairment of assets represents impairment expense recorded on mining hardware, mining hardware prepayments, goodwill, development assets and other assets.

Loss allowance for other receivables

Loss allowance for other receivables represents expense recorded on sales tax receivable balances not expected to be recoverable by the Company.

Professional fees

Professional fees represent legal fees, audit fees, broker fees and fees paid to tax, regulatory and other advisers.

Other expenses

Other expenses represent office rent, insurance, travel, repairs and maintenance and general business expenses required to operate the business.

Finance expense

Finance expense consists primarily of interest expense on mining hardware financing arrangements, interest expense on hybrid financial instruments, fair value loss on embedded derivatives and amortization of capitalized borrowing costs. The interest expense recorded on hybrid financial instruments relates to the two convertible notes issued in 2021. The fair value loss on embedded derivatives relates to embedded derivatives recognized on issuance of our SAFE and two tranches of convertible note instruments during the year ended June 30, 2021, and one tranche of convertible note instruments during the year ended June 30, 2022. Each of the SAFE and convertible notes and embedded derivatives converted to Ordinary shares at the same time as the existing convertible instruments on November 16, 2021 ahead of the Company’s initial public offering.

Interest income

Interest income includes interest generated on short-term loan to a third party and deposits with regulated financial institutions.

Foreign exchange gain/(loss)

Foreign exchange gain/(loss) includes realized and unrealized foreign exchange movements on monetary assets and liabilities denominated in foreign currencies.

Income tax expense

We are liable to pay tax in a number of jurisdictions, including Australia, Canada and the United States. We expect to incur tax liabilities in Australia, Canada and the United States in the future, once our mining sites are fully operational, and, to the extent that we do not have sufficient prior year tax losses to offset future taxable income in these jurisdictions.

Results of Operations

The following table summarizes our results of operations, disclosed in the unaudited interim consolidated statement of profit or loss and other comprehensive income/(loss) for the three and six months ended December 31, 2022 and 2021.

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021	Six Months Ended December 31, 2022	Six Months Ended December 31, 2021
	($ thousands)
Revenue
Bitcoin mining revenue	13,755	20,147	29,967	30,579
Gain/(loss) on sale of assets	(5,137)	-	(5,137)	-
Expenses
Depreciation	(11,544)	(1,261)	(18,996)	(1,976)
Electricity charges	(7,362)	(2,635)	(13,937)	(4,231)
Employee benefits expense	(4,064)	(1,310)	(8,662)	(2,482)
Share-based payments expense	(3,152)	(4,927)	(6,770)	(6,777)
Impairment of assets	(89,963)	-	(89,963)	(352)
Loss allowance for other receivables	(15,209)	-	(15,209)	-
Professional fees	(1,747)	(2,541)	(3,040)	(3,573)
Other expenses	(3,624)	(1,913)	(7,240)	(2,967)
Operating profit/(loss)	(128,047)	5,560	(138,987)	8,221
Finance benefit/(expense)	(10,350)	70,700	(13,915)	(420,674)
Interest income	257	-	214	-
Foreign exchange gain/(loss)	(6,225)	(2,786)	(7,176)	(88)
Loss before income tax benefit/(expense)	(144,365)	73,474	(159,864)	(412,541)
Income tax benefit/(expense)	411	(3,151)	(2,030)	(6,226)
Loss after income tax benefit/(expense)	(143,954)	70,323	(161,894)	(418,767)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	14,112	(9,926)	(12,115)	(7,231)
Other comprehensive income/(loss), net of tax	14,112	(9,926)	(12,115)	(7,231)
Total comprehensive income/(loss)	(129,842)	60,397	(174,009)	(425,998)

Comparison of the six months ended December 31, 2022 and 2021

Revenue

Bitcoin mining revenue

Our Bitcoin mining revenue for the six months ended December 31, 2022 and 2021, were $30.0 million and $30.6 million, respectively. This revenue was generated from the mining and sale of 1,503 and 606 Bitcoin during the six months ended December 31, 2022 and 2021, respectively. The $0.6 million decrease in revenue was attributable to a decrease in the average Bitcoin price and increase in the difficulty-implied global hashrate during the six months ended December 31, 2022 as compared to the six months ended December 31, 2021, which was partially offset by the increase in operating capacity during the same period. Average operating hashrate increased to 2.1 EH/s for the six months ended December 31, 2022 from 0.5 EH/s for the six months ended December 31, 2021, with an additional 80MW energized at the Group’s site at Mackenzie and 50MW energized at the Group’s site at Prince George during the six months ended December 31, 2022. In November 2022, we switched off certain of our miners in connection with the termination of our hosting arrangements with Non-Resource SPV 2 and Non-Recourse SPV 3 (defined below), reducing our operating capacity by approximately 2.9 EH/s and thereby reducing Bitcoin mining revenue for the remainder of the six months ended December 31, 2022.

Gain/(loss) on disposal of assets

Gain/(loss) on disposal of assets during the six months ended December 31, 2022 comprised of a net loss of $5.1 million on disposal of mining hardware and other assets. No such sales occurred during the six months ended December 31, 2021.

Expenses

Depreciation

Depreciation expense for the six months ended December 31, 2022 and 2021 was $19.0 million and $2.0 million, respectively. This increase was primarily due to the increase in operational assets, including Bitcoin mining hardware and data center equipment, at the Group’s sites during the six months ended December 31, 2022 to $228.1 million from $37.9 million from the six months ended December 31, 2021.

Electricity charges

Electricity charges for the six months ended December 31, 2022 and 2021 were $13.9 million and $4.2 million, respectively. This increase was primarily due to the increase in average operating hashrate to 2.1 EH/s for the six months ended December 31, 2022 from 0.5 EH/s for the six months ended December 31, 2021 with an additional 80MW energized at the Group’s site at Mackenzie and 50MW energized at the Group’s site at Prince George during the six months ended December 31, 2022, partially offset by a decrease in activity of miners as a result of switching off approximately 2.9 EH/s miners in November 2022.

Employee benefits expenses

Employee benefits expenses for the six months ended December 31, 2022 and 2021 were $8.7 million and $2.5 million, respectively. Both periods include employee benefits expenses consisting primarily of wages and salaries paid to employees and contractors, and associated taxes. The period-on-period increase reflects a rise in the employee and contractor headcount, related to the expansion of business operations and accrued short-term incentive provisions. The six months ended December 31, 2022 also includes one-off payments to each of Daniel Roberts and William Roberts to increase their salaries, approved by the Company’s board of directors in July 2022 and effective from the date of our initial public offering, and in addition, a one-off payment of $0.5 million made in July 2022 to each of them to compensate for a period of significantly reduced cash compensation up to April 2021.

Share-based payments expense

Share-based payments expense for the six months ended December 31, 2022 and 2021 were both $6.8 million. Share-based payments include expenses recorded in relation to incentives issued under our employee share plan, employee option plan, non-executive director option plan, Founder long-term options and restricted share unit long-term incentive plan. The total share based payments expense recognized for the six months ended December 31, 2022 on Founder options was $6.2 million.

Impairment of assets

Impairment of assets for the six months ended December 31, 2022 and 2021 were $90.0 million and $0.4 million, respectively. The increase was due primarily to incurrence of new impairment charges for the six months ended December 31, 2022 including $71.7 million impairment of mining hardware, $15.3 million of mining hardware prepayments, $0.7 million of development assets, $0.6 million goodwill and $1.7 million of other assets. As of December 31, 2022, management determined that the Group’s carrying value was not supported by its recoverable amount. The impairment of mining hardware was determined using the market approach, based on observable market prices for similar assets. $4.0 million of impairment of mining hardware prepayments related to prepayments held by the Group’s Non-Recourse SPV 2 and Non-Recourse SPV 3 (defined below), which are not expected to be recoverable by the Company.

During the six months ended December 31, 2021, we recorded an impairment of $0.4 million on right-of-use assets held in relation to prepaid hosting fees as we focused on executing our strategy to build, own and operate data centers.

Loss allowance for other receivables

Loss allowance for other receivables for the six months ended December 31, 2022 and 2021 was $15.2 million and nil, respectively. This increase is related to indirect tax receivables held by the Group’s Non-Recourse SPV 2 and Non-Recourse SPV 3 (defined below) during the six months ended December 31, 2022 and which are not expected to be recoverable by the Company due to the default by such Non-Recourse SPVs under their hardware financing facilities and subsequent appointment of receivers (see note 7 to our unaudited interim consolidated financial statements included in this Form 6-K).

Professional fees

Professional fees for the six months ended December 31, 2022 and 2021 were $3.0 million and $3.6 million, respectively. The decrease was primarily due to professional fees incurred during the six months ended December 31, 2021 related to the one off initial public offering that closed during such period and as such did not recur during the six months ended December 31, 2022. Under accounting standards only a percentage of these costs are capitalized based on the percentage of new shares issued as part of the offering.

Other expenses

Other expenses for the six months ended December 31, 2022 and 2021 were $7.2 million and $3.0 million, respectively. Other expenses include expenses related to office rent, insurance, marketing, travel, site expenses (which includes repairs and maintenance), donations, general business expenses required to operate the business and a provision for GST on services exported to the Australian parent by the Canadian subsidiaries (see note 3 to our unaudited interim consolidated financial statements included in this Form 6-K). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company, and includes an increase of $2.3 million in insurance costs, $1.0 million GST provision, and $0.8 million in site expenses.

Finance expense

Finance expense for the six months ended December 31, 2022 and 2021 were $13.9 million and $420.7 million, respectively. The decrease was primarily related to the one-off expenses related to effective interest expense and fair value movements on convertible notes and SAFE notes issued prior to our initial public offering and the conversion of such instruments in connection with our initial public offering. Finance expense for the six months ended December 31, 2022 included interest expense on borrowings including late fees and interest charged on third-party loans held by the Non-Recourse SPVs (defined below). During the fiscal year ended June 30, 2021, we issued SAFE notes and two tranches of convertible notes. During the fiscal year ended June 30, 2022, the Group issued one tranche of convertible notes. Embedded derivatives were identified and recognized at fair value upon initial recognition of each of these instruments. During the six months ended December 31, 2021, on November 16, 2021 and immediately prior to our initial public offering, the Group converted all outstanding convertible notes and SAFE instruments to equity in line with the associated terms attached to each instrument. The interest expense on these instruments, along with the fair value loss on conversion, generated finance expenses of $417.5 million during the six months ended December 31, 2021.

Interest income

Interest income for the six months ended December 31, 2022 and 2021 was $0.2 million and nil, respectively. The increase was primarily driven by an increase in interest rates on cash deposits.

Foreign exchange loss

Foreign exchange loss for the six months ended December 31, 2022 and 2021 was a $7.2 million and $0.1 million, respectively. The increase was primarily related to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies.

Income tax expense

Income tax expense for the six months ended December 31, 2022 and 2021 was an expense of $2.0 million and $6.2 million, respectively. The decrease was primarily related to utilization of previously unrecognized tax losses.

Loss after income tax expense for the period

The loss after income tax expense for the six months ended December 31, 2022 and 2021 was $161.9 million and $418.8 million, respectively. The decrease is primarily attributable to the reduction in finance expense, offset by the increased impairment, loss allowance for other receivables, depreciation, electricity and employee benefits expense as described above.

Comparison of the three months ended December 31, 2022 and 2021

Revenue

Bitcoin mining revenue

Our Bitcoin mining revenue for the three months ended December 31, 2022 and 2021, were $13.8 million and $20.1 million, respectively. This revenue was generated from the mining and sale of 723 and 365 Bitcoin during the three months ended December 31, 2022 and 2021, respectively. This $6.3 million decrease was attributable to a decrease in the average Bitcoin price during the three months ended December 31, 2022 as compared to the three months ended December 31, 2021, which was partially offset by the increase in operating capacity during the same period. Average operating hashrate increased to 2.2 EH/s for the three months ended December 31, 2022 from 0.7 EH/s for the three months ended December 31, 2021, with an additional 80MW energized at the Group’s site at Mackenzie and 50MW energized at the Group’s site at Prince George as at December 31, 2022. In November 2022, we switched off certain of our miners in connection with the termination of our hosting arrangements with Non-Resource SPV 2 and Non-Recourse SPV 3 (defined below), reducing our operating capacity by approximately 2.9 EH/s and thereby reducing Bitcoin mining revenue for the remainder of the three months ended December 31, 2022.

Gain/(loss) on disposal of assets

Gain/(loss) on disposal of assets for the three months ended December 31, 2022 of $5.1 million was comprised of a net loss on disposal of mining hardware and other assets. No such sales occurred during the three months ended December 31, 2021.

Expenses

Depreciation

Depreciation expense for the three months ended December 31, 2022 and 2021, was $11.5 million and $1.3 million, respectively. This increase was primarily due to the increase in operational assets, including Bitcoin mining hardware and data center equipment, at the Group’s sites during the three months ended December 31, 2022 to $228.1 million from $37.9 million from the three months ended December 31, 2021.

Electricity charges

The electricity charges for the three months ended December 31, 2022 and 2021, were $7.4 million and $2.6 million, respectively. This increase was primarily due to the increase in average operating hashrate to 2.2 EH/s for the three months ended December 31, 2022 from 0.7 EH/s for the three months ended December 31, 2021 with an additional 80MW energized at the Group’s site at Mackenzie and 50MW energized at the Group’s site at Prince George as at December 31, 2022 partially offset by a decrease in activity of miners as a result of switching off approximately 2.9 EH/s in November 2022.

Employee benefits expenses

Employee benefits expenses for the three months ended December 31, 2022 and 2021 were $4.1 million and $1.3 million, respectively. Both periods include employee benefits expenses consisting primarily of wages and salaries paid to employees and contractors, and associated taxes. The period-on-period increase reflects a rise in the employee and contractor headcount, related to the expansion of business operations and accrued short-term incentive provisions.

Share-based payments expense

Share-based payments expense for the three months ended December 31, 2022 and 2021 were $3.2 million and $4.9 million, respectively. Share-based payments include expenses recorded in relation to incentives issued under our employee share plan, employee option plan, non-executive director option plan, Founder long-term options and restricted share unit long-term incentive plans. The decrease is due to the Executive Director Liquidity and Price Target Options which vested upon our initial public offering during the three months ended December 31, 2021.

Impairment of assets

Impairment of assets for the three months ended December 31, 2022 and 2021 were $90.0 million and nil, respectively. The increase was due primarily to incurrence of new impairment charges for the three months ended December 31, 2022 including $71.7 million impairment of mining hardware, $15.3 million of mining hardware prepayments, $0.7 million of development assets, $0.6 million goodwill and $1.7 million of other assets. As at December 31, 2022, management determined that the Group’s carrying value was not supported by its recoverable amount. The impairment of mining hardware was determined using the market approach, based on observable market prices for similar assets. $4.0 million of the impairment of mining hardware prepayments related to prepayments held by the Group’s Non-Recourse SPV 2 and Non-Recourse SPV 3 (defined below), which are not expected to be recoverable by the Company. No such expense occurred during the three months ended December 31, 2021.

Loss allowance for other receivables

Loss allowance for other receivables for the three months ended December 31, 2022 and 2021 was $15.2 million and nil, respectively. This increase is related to indirect tax receivables held by the Group’s Non-Recourse SPV 2 and Non-Recourse SPV 3 (defined below) during the three months ended December 31, 2022 and which are not expected to be recoverable by the Company due to the default by such Non-Recourse SPVs under their hardware financing facilities and subsequent appointment of receivers (see note 7 to our unaudited interim consolidated financial statements included in this Form 6-K).

Professional fees

Professional fees for the three months ended December 31, 2022 and 2021 were $1.7 million and $2.5 million, respectively. The decrease was primarily due to professional fees incurred during the three months ended December 31, 2021 related to the one off initial public offering that closed during such period and as such did not recur during the three months ended December 31, 2022. Under accounting standards only a percentage of these costs are capitalized based on the percentage of new shares issued as part of the offering.

Other expenses

Other expenses for the three months ended December 31, 2022 and 2021 were $3.6 million and $1.9 million, respectively. Other expenses include expenses related to office rent, insurance, marketing, travel, site expenses (which includes repairs and maintenance), donations, general business expenses required to operate the business and a provision for GST on services exported to the Australian parent by the Canadian subsidiaries (see note 3 to our unaudited interim consolidated financial statements included in this Form 6-K). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company, and includes an increase of $0.5 million in insurance costs, $0.5 million GST provision, and $0.5 million in site expenses.

Finance benefit/(expense)

Finance benefit/(expense) for the three months ended December 31, 2022 and 2021 were an expense of $(10.4) million and a benefit of $70.7 million, respectively. The decrease in benefit and increase in expense was primarily driven by an increase in finance expense for the three months ended December 31, 2022 due to interest expense on borrowings including late fees and interest charged on third-party loans held by the Non-Recourse SPVs (defined below), while the benefit recorded in the three months ended December 31, 2021 primarily related to the fair value movements on embedded derivatives held at fair value through the profit and loss.

Interest income

Interest income for the three months ended December 31, 2022 and 2021 was $0.3 million and nil, respectively. The increase was primarily driven by an increase in interest rates on cash deposits.

Foreign exchange loss

Foreign exchange loss for the three months ended December 31, 2022 and 2021 was $6.2 million and $2.8 million, respectively. The increase was primarily related to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies.

Income tax benefit/(expense)

Income tax benefit/(expense) for the three months ended December 31, 2022 and 2021 was a benefit of $0.4 million and an expense of $(3.2) million, respectively. The decrease was primarily related to utilization of previously unrecognized tax losses.

Profit/(loss) after income tax expense for the period

The profit/(loss) after income tax expense for the three months ended December 31, 2022 and 2021 was a loss of $144.0 million and profit of $70.3 million, respectively. The loss is primarily attributable to the increased depreciation and amortization, impairment, and loss allowance for other receivables as discussed above.

Liquidity and Capital Resources

Prior to our initial public offering, we primarily relied on private financings to fund our operations, meet ongoing working capital needs, and execute on our business plan’s initial stages. For example, in fiscal year 2021, we issued SAFE instruments and convertible notes which converted into an aggregate of 24,835,118 Ordinary shares upon consummation of the initial public offering on November 16, 2021.

On November 19, 2021, we consummated our initial public offering in which we issued 8,269,231 Ordinary shares for net proceeds of $215,330,775.

We regularly evaluate market conditions, our liquidity needs and various financing alternatives for opportunities to raise additional capital and enhance our capital structure. We expect to seek to raise capital through alternative sources from time to time, subject to market conditions, such as public or private raising of equity, equity-linked or debt securities or traditional or non-traditional credit facilities or loans.

As of December 31, 2022, we have cash and cash equivalents of $40.7 million, including approximately $1.3 million held by Non-Recourse SPV 2 and Non-Recourse SPV 3 (defined below) which is not expected to be recoverable by the Company.

Committed Equity Facility

On September 23, 2022, we entered into a share purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley”) pursuant to which B. Riley has committed to purchase up to an aggregate of $100.0 million of our Ordinary shares through a committed equity facility (the “Facility”), from time to time at our option, subject to certain limitations and the satisfaction of certain conditions. On January 27, 2023, all conditions prior to commencement were met and the Facility was made available for use. Any sales of our Ordinary shares to B. Riley under the Facility will be made at 97% of the volume-weighted average price of our Ordinary shares on the Nasdaq Global Select Market on the relevant trading day. As consideration for entry into the Facility, we paid B. Riley an upfront commitment fee in the form of 198,174 Ordinary shares. The Facility has not yet been utilized.

Going Concern Determination

The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cashflows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued reliability, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

The Group aims to maintain a degree of flexibility in both operating and capital expenditure cashflow management where it practicably makes sense, including ongoing internal cashflow monitoring and projection analysis performed to identify potential liquidity risks arising and to be able to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

Agreements for Miner Equipment Financing

We entered into three limited recourse equipment financing facilities (each, a “Facility” and together, the “Facilities”), each with a separate wholly-owned non-recourse special purchase vehicle of the Company (“Non-Recourse SPV 1,” “Non-Recourse SPV 2,” and “Non-Recourse SPV 3” and collectively the “Non-Recourse SPVs”), pursuant to which certain lending entities of New York Digital Investment Group LLC (“NYDIG”) agreed to finance part of the purchase price of various miners that have been, or are scheduled to be, delivered to the Group. The Facilities are non-recourse to any other Group entities, including the Company. As a result, the lender to each Non-Recourse SPV has no recourse to, and no cross-collateralization with respect to, assets of the Company or any of its other subsidiaries pursuant to the terms of such Facilities.

Non-Recourse SPV 1 repaid all outstanding amounts (approximately $1.3 million) under the SPV 1 Financing Agreement in December 2022. As of December 31, 2022, the Group had approximately $103.4 million aggregate principal amount of loans outstanding under the remaining two Facilities.

Background

The Facilities with Non-Recourse SPV 1 and Non-Recourse SPV 2 are governed by master equipment finance and security agreements with NYDIG ABL LLC (formerly known as Arctos Credit, LLC) (the “SPV 1 Financing Agreement” and “SPV 2 Financing Agreement”, respectively). The Facility with Non-Recourse SPV 1 provides for $4.2 million aggregate principal amount in loans with a contractual term of up to 30 months, and is secured by an aggregate of approximately 0.2 EH/s of miners as well as other assets of Non-Recourse SPV 1. The Facility with Non-Recourse SPV 2 provides for $49.7 million aggregate principal amount in loans with a contractual term of 28 months, and is secured by an aggregate of approximately 1.6 EH/s of miners as well as other assets of Non-Recourse SPV 2. The loans under both Facilities carry an interest rate of 12% per annum (currently accruing interest, in the case of the Facility with Non-Recourse SPV 2, at the default rate of 18% per annum and a late fee of 5% per annum) and were originally scheduled to be repaid through monthly payments of interest and/or principal from January 2021 through June 2023 (for the Facility with Non-Recourse SPV 1) and June 2021 through September 2023 (for the Facility with Non-Recourse SPV 2).

The Facility with Non-Recourse SPV 3 is governed by a limited recourse equipment finance and security agreement with NYDIG ABL LLC (the “SPV 3 Financing Agreement” and together with the SPV 1 Financing Agreement and SPV 2 Financing Agreement, the “Financing Agreements”). The Facility with Non-Recourse SPV 3 provides for $71.2 million in loans with a contractual term of 25 months, and is secured by an aggregate of approximately 2.0 EH/s of miners as well as other assets of Non-Recourse SPV 3. The loan carries an applicable interest rate of 11% per annum (currently accruing interest at the default rate of 15% per annum; a late fee of 5% is applicable prior to an event of default) and was originally scheduled to be repaid through monthly payments of interest and/or principal from April 2022 through April 2024.

Each of the Financing Agreements contain customary affirmative and negative covenants, including restrictions on the ability of each of the relevant Non-Recourse SPV to incur liens on the equipment securing the Facilities, consummate mergers, dispose of assets or make investments. These covenants apply with respect to the applicable Non-Recourse SPV, but not to Iris Energy Limited. Each of these Financing Agreements also contain customary events of default.

Upon an event of default under a Facility, the lender under such Facility may pursue various remedies, including (a) bringing claims for liquidated damages, specific performance or other claims, (b) foreclosing upon the collateral securing such Facility by requiring the relevant Non-Recourse SPV to assemble and make available to the lender the miners and all digital assets mined therewith; entering the premises where any of the relevant Non-Recourse SPV’s miners are located and repossessing such miners; using the relevant Non-Recourse SPV’s premises for storage without rent or liability; selling, leasing or otherwise disposing of the relevant miners to a third party; disabling the miners and/or taking possession of the relevant miners and continuing the relevant Non-Recourse SPV’s operations; or otherwise foreclosing upon such miners, (c) accelerating all obligations of the relevant Non-Recourse SPV to be immediately due and payable, including liquidated damages, (d) remedying such event of default for the account of and at the expense of the relevant Non-Recourse SPV, or (e) any other applicable remedies under applicable law, including appointment of a receiver. Any amounts payable under the Facilities with Non-Recourse SPV 1 and Non-Recourse SPV 2 that are not paid when due will accrue interest at a default rate of 18% per annum. Upon an event of default under the Facility with Non-Recourse SPV 3, the interest rate applicable under Facility automatically increases to a default rate of 15% per annum. In addition, if any payment under any of the Facilities is not received when due, a late fee of 5% per annum on the overdue amount is payable upon demand from the lender under each Facility.

The Notices of Alleged Default of Facilities

On November 4, 2022, the Non-Recourse SPVs received notices of defaults from the lender under their respective Facilities alleging the occurrence of certain defaults and potential events of default, and purporting to declare the loans under the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3 immediately due and payable. Further, on November 18, 2022, the Non-Recourse SPVs received notices stating that the entire principal amount of each Facility was immediately due and payable pursuant to the prior notice, due to (a) the failure by Non-Recourse SPV 2 and Non-Recourse SPV 3 to make the necessary payments and (b) the alleged failure by Non-Recourse SPV 1 to maintain sufficient insurance. As of November 29, 2022, the lenders claimed there was aggregate outstanding indebtedness, including outstanding principal, accrued interest, prepayment premium and late fees, of approximately $1.1 million, $34.6 million and $76.3 million for each of the Facilities with Non-Recourse SPV 1, Non-Recourse SPV 2 and Non-Recourse SPV 3, respectively.

Non-Recourse SPV 1 repaid all outstanding amounts (approximately $1.3 million) under the SPV 1 Financing Agreement in December 2022. As of December 31, 2022, the outstanding principal and interest balance owed by each of the Non-Recourse SPVs was $0.0 million, $35.0 million and $77.2 million for Non-Recourse SPV 1, Non-Recourse SPV 2 and Non-Recourse SPV 3, respectively.

We do not expect Non-Recourse SPV 2 and Non-Recourse SPV 3 to have sufficient funds or other resources to pay the amounts due upon acceleration of their respective Facilities in full, or that such Non-Recourse SPVs will be able to refinance, restructure or modify the terms of their Facilities, and the Group does not intend to provide further financial support to Non-Recourse SPV 2 and Non-Recourse SPV 3. The lender to Non-Recourse SPV 2 and Non-Recourse SPV 3 is taking steps to enforce the indebtedness and its rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed a receiver to Non-Recourse SPV 2 and Non-Recourse SPV 3 on February 3, 2023.

The Facilities with Non-Recourse SPV 2 and Non-Recourse SPV 3 are secured by miners with operating capacity of approximately 3.6 EH/s (as well as other assets of such Non-Recourse SPVs). As described under “Recent Developments—Termination of Intra-Group Hosting Arrangements,” none of these miners are operating. See “Risk Factors” in this MD&A for a discussion of the risks associated with the defaults under the financing facilities.

Off-Balance Sheet Arrangements

As of December 31 and June 30, 2022, we did not have any material off-balance sheet arrangements.

Historical Cash Flows

The following table sets forth a summary of our historical cash flows for the six months ended December 31, 2022, and December 31, 2021 presented.

	Six Months Ended December 31, 2022	Six Months Ended December 31, 2021
	($ thousands)

Net cash from/(used) in operating activities	(6,263)	11,377
Net cash used in investing activities	(50,715)	(114,526)
Net cash from financing activities	(9,954)	320,162
Net cash and cash equivalents increase/(decrease)	(66,932)	217,013
Cash and cash equivalents at the beginning of the period	109,970	38,990
Effects of exchange rate changes on cash and cash equivalents	(2,377)	(1,022)
Net cash and cash equivalents at the end of the period	40,661	254,981

Operating activities

Net cash from/(used in) operating activities was a net cash outflow of $6.3 million for the six months ended December 31, 2022, compared to a net cash inflow of $11.4 million for the six months ended December 31, 2021. For the six months ended December 31, 2022, there was a decrease in operating cashflows due in part to the declining price of Bitcoin and switching off approximately 2.9 EH/s of our miners in November 2022 and due also in part to increased operational activity of the Group with increased electricity costs, wages and salaries and indirect taxes paid.

Investing activities

Net cash used in investing activities was a cash outflow of $50.7 million for the six months ended December 31, 2022, compared to a cash outflow of $114.5 million for the six months ended December 31, 2021. For the six months ended December 31, 2022, the net cash used in investing activities primarily consisted of payments for infrastructure and mining hardware for our sites in Childress, Texas, and British Columbia, Canada partially offset by proceeds from sale of assets.

Financing activities

Net cash from financing activities was a net cash outflow of $10.0 million for the six months ended December 31, 2022, compared to a cash inflow of $320.2 million for the six months ended December 31, 2021. For the six months ended December 31, 2022, the net cash outflow from financing activities primarily consisted of principal payments on facilities within the Non-Recourse SPVs.

For the six months ended December 31, 2021, the net cash inflows from financing activities primarily consisted of proceeds from our IPO, proceeds from the hybrid financial instruments, consisting of the convertible notes issued in October 2021 and proceeds from mining hardware finance less repayments made.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2022, and the years which these obligations are due:

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	($ thousands)
Non-interest bearing
Trade and other payables	17,649	-	-	-	17,649

Interest bearing - fixed rate
Mining hardware finance	112,136	-	-	-	112,136
Lease liability	268	275	527	2,268	3,338
Total	130,053	275	527	2,268	133,123

Hardware Purchase Contract Commitments

We have an existing $400 million hardware purchase contract with Bitmain for approximately 10 EH/s of miners (excluding any discount arrangements under the agreement, which may include potential additional miners), originally scheduled to be shipped in batches between October 2022 and September 2023. Under the terms of the contract, Bitmain will determine the market price for each batch prior to each delivery of the applicable batch, subject to an agreed maximum price of $40 per 1 TH/s of miners.

As of December 31, 2022, we had approximately $75.0 million of prepayments pursuant to the hardware purchase contract that had not been utilized (the retranslated carrying amount, less impairment of such prepayments on our balance sheet as of December 31, 2022 was $59.0 million). After giving effect to such unutilized prepayments, the aggregate amount payable with respect to the remaining mining hardware commitments outstanding as of December 31, 2022 under this hardware purchase contract, which represents approximately 7.5 EH/s of additional miners, was approximately $225.0 million (assuming all remaining contracted hardware is acquired at the maximum price of $40 per 1 TH/s, and excluding shipping costs and taxes). Such amount is payable in installments with respect to each separate batch of miners from July 2022 through to July 2023 pursuant to the original contract schedule.

Under the contract, six months prior to shipment of each batch of miners, we are required to pay 45% of the purchase price for such batch and another 30% of the purchase price for such batch one month prior to shipment and, if we fail to repay the remaining commitments as and when they become due (and fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the shipment of the respective batch of equipment and will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. If there is any remaining balance after deducting the non-penalty liquidated damages from prepayments made under this contract, we are entitled to a refund of such remaining balance free of any interest, although there can be no assurance that Bitmain will refund such amounts on a timely basis or that Bitmain will not make other claims that it is entitled to retain such amounts. If we fail to pay down payments due under this contract by the prescribed deadlines, we may also be responsible for any loss incurred by Bitmain in relation to the production or procurement of that relevant batch of mining hardware.

In January 2023, we utilized $8.3 million of our outstanding prepayments under the Bitmain contract to concurrently purchase from Bitmain and on-sell 0.8 EH/s of this 7.5 EH/s of additional miners (the retranslated carrying amount, less impairment of the prepayments utilized in such transaction as at December 31, 2022 was $6.2 million). This transaction generated net proceeds to the Group of approximately $6.2 million (after utilizing a portion of such proceeds to pay the remaining purchase price of such miners).

In addition, in February 2023, we entered into an agreement with Bitmain to purchase the remaining 6.7 EH/s of contracted new S19j Pro miners under the Bitmain contract. The purchase will be funded by utilizing our remaining prepayments under the Bitmain contract of $66.7 million (the retranslated carrying amount, less impairment of such prepayments on our balance sheet as of December 31, 2022 was $52.8 million), including a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party pursuant to the same agreement with Bitmain. See “Recent Developments—Hardware Purchase Contract and Additional Hardware Purchases” for further information. Following the consummation of this transaction, both we and Bitmain will have fully performed all of our respective purchase and sale obligations under the contract, and we will have no remaining purchase or payment commitments under the contract.

JOBS Act Election

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Legal Proceedings

The Company is aware that on December 14, 2022, a putative securities class action complaint naming the Company and certain of its directors and officers was filed in the U.S. District Court for the District of New Jersey. The filed complaint asserts claims under Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Sections 11 and 15 of the Securities Act of 1933, contending that certain of the Company's statements, including with respect to its equipment financing arrangements, were allegedly false or misleading. The Company believes these claims are without merit and intends to defend itself vigorously.

Risk Factors

Except as set forth below, there have been no material changes to the Company’s risk factors as disclosed in “Item 3.D. Key Information—Risk Factors” in our Annual Report.

Risks Related to our Bitcoin Mining Business

We have received notices of acceleration with respect to each of our equipment financing facilities, which is expected to result in foreclosure upon the collateral securing such debt and will have a material adverse effect on our business, financial condition, cash flows and results of operations and may cause the market value of our ordinary shares to decline.

We have a significant amount of indebtedness, all of which has been incurred by certain wholly-owned special purpose vehicles (“Non-Recourse SPV 1,” “Non-Recourse SPV 2” and “Non-Recourse SPV 3,” and collectively the “Non-Recourse SPVs”) of the Company pursuant to three limited recourse equipment financing facilities (the “Facilities”) that are secured by assets of the relevant Non-Recourse SPVs, including a portion of our miners that are owned by the relevant Non-Recourse SPVs. On December 21, 2022, Non-Recourse SPV 1 repaid all outstanding amounts (approximately $1.3 million) under its Facility.

We announced in November 2022 that the miners owned by Non-Recourse SPV 2 and Non-Recourse SPV 3 that secure their respective Facilities produce insufficient cash flow to service their respective debt financing obligations. As of December 31, 2022, we had approximately $103.4 million aggregate principal amount of loans outstanding under such Facilities. Such Facilities are secured by approximately 3.6 EH/s of miners, as well as other assets of the applicable Non-Recourse SPV (such as any cash and cash equivalents, prepayments, tax assets, and any other receivables relating to such Non-Recourse SPVs and miners).

On November 4, 2022, the Non-Recourse SPVs received notices from the lender under their Facilities (a) alleging the occurrence of certain defaults with respect to the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, which notice claimed that such Non-Recourse SPVs had failed to engage in good faith restructuring discussions and that such failure resulted in a payment default, and purported to declare the loans under such Facilities immediately due and payable, and (b) alleging the occurrence of a potential event of default with respect to each of the three Facilities, which notice claimed that each Non-Recourse SPV had failed to maintain sufficient insurance. Non-Recourse SPV 2 and Non-Recourse SPV 3 failed to make the scheduled principal payments under their respective Facilities by the extended due date on November 8, 2022, and such Non-Recourse SPVs received a further notice on November 15, 2022 alleging an event of default as a result of the failure to make such principal payments.

Further, on November 18, 2022, the Non-Recourse SPVs received a notice from the lender stating that the entire principal amount of the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, under which the lender claims there is aggregate outstanding indebtedness of approximately $107.8 million as of November 18, 2022 (including accrued interest and late fees), had been declared immediately due and payable pursuant to the November 4, 2022 purported acceleration notice. Such notice demanded payment in full with respect to each Facility, and stated that if payment is not received in full by November 29, 2022 then the lender intends to take steps to enforce the indebtedness and its rights in the collateral securing the Facilities, including bringing an application for the appointment of a receiver. Following receipt of the purported acceleration notice on November 4, 2022, certain other subsidiaries of the Company terminated their respective hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3, and none of the approximately 3.6 EH/s of miners owned by such Non-Recourse SPVs are operating, which has materially reduced our operating capacity.

We do not expect Non-Recourse SPV 2 and Non-Recourse SPV 3 to have sufficient funds or other resources to pay the amounts due upon acceleration of their respective Facilities in full, or that such Non-Recourse SPVs will be able to refinance, restructure or modify the terms of their Facilities, and the Group does not intend to provide further financial support to Non-Recourse SPV 2 and Non-Recourse SPV 3. The lender to Non-Recourse SPV 2 and Non-Recourse SPV 3 is taking steps to enforce the indebtedness and its rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed a receiver to the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3 on February 3, 2023.

The lender may also seek to pursue other remedies available to it with respect to the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, which could lead to bankruptcy or liquidation of the relevant Non-Recourse SPV. The lender under each such Facility could also bring claims against the Company and/or its other subsidiaries, which could result in litigation, substantial costs and divert management’s attention and resources and, if successful, could also result in significant liability for the Company and/or its other subsidiaries.

We expect that the foregoing will have a material adverse effect on our business, financial condition, cash flows and results of operations, and may also cause the market value of our ordinary shares to decline. In addition, the foregoing could also have a material adverse effect on our ability to continue as a going concern, which may exacerbate the risks described under “Item 3.D. Key Information—Risk Factors—General Risk Factors—There is substantial doubt about our ability to continue as a going concern” in our Annual Report. As a result, an investment in our ordinary shares is highly speculative.

If at any time we have additional special purpose vehicles that are borrowers under equipment financing or other facilities, such borrowers could be subject to similar risks to those described above. In particular, the ability of any such borrowers to satisfy obligations under any such facilities may be adversely impacted by fluctuations in the price of Bitcoin, the Bitcoin network global hashrate and other factors outside our control, including those described under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Bitcoin Mining Business” in our Annual Report. To the extent any such other borrowers are unable to make required payments on their debt obligations or they are otherwise unable to comply with covenants under such facilities, a default or event of default may be triggered under such debt obligations. There can be no assurance that any such borrower would be able to restructure, refinance or modify any such facility or obtain a waiver on commercially reasonable terms or otherwise, in which case the relevant lender could seek to accelerate such debt and pursue one or more remedies available to it, including foreclosing on any applicable collateral, any of which could lead to bankruptcy or liquidation of the relevant borrower.

Securities class action litigation could harm our business.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because technology companies and particularly those in the crypto industry, including us, have experienced significant share price volatility recently. For example, we are aware that on December 14, 2022, a putative securities class action complaint naming the Company and certain of its directors and officers was filed in the U.S. District Court for the District of New Jersey. See “Legal Proceedings” for further information. Any such litigation could result in substantial costs defending the lawsuit and a diversion of management’s attention and resources and, if we are not successful in defending any such litigation, could result in result in significant judgments against us. Any the foregoing could harm our business and financial condition as well as our reputation.